As filed with the Securities and Exchange Commission on December 8, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934
AMERITRADE HOLDING CORPORATION
(Name of Subject Company (issuer))
THE TORONTO-DOMINION BANK
(Name of Filing Person (offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
03074K100
(CUSIP Number of Class of Securities)
Christopher A. Montague, Esq.
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
with a copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The attached document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, TD Bank Financial Group’s plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the possibility that the transaction does not close when expected or at all, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed transaction, the businesses of the companies suffer due to uncertainty; that TD Ameritrade is unable to transition customers, successfully execute its integration strategies, or achieve planned synergies; that the parties are unable to accurately forecast the anticipated financial results of TD Ameritrade following the transaction; that TD Ameritrade is unable to compete successfully in this highly competitive and rapidly changing marketplace; that TD Ameritrade is unable to retain employees that are key to the operations of the combined business; that TD Ameritrade is unable to identify and realize future consolidation and growth opportunities; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s results to differ materially from those described in the forward-looking statements can be found in TD Bank Financial Group’s Annual Report on Form 40-F for the fiscal year ended October 31, 2004, which was filed with the U.S. Securities and Exchange Commission on December 13, 2004 and is available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The tender offer for outstanding shares of Ameritrade common stock described in the exhibit incorporated herein has not commenced. At the time the tender offer is commenced, The Toronto-Dominion Bank and J. Joe Ricketts, if he participates in the tender offer, will file a tender offer statement on Schedule TO with the SEC, and Ameritrade will file a solicitation/recommendation statement on Schedule 14D-9. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that Ameritrade’s security holders should read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Ameritrade’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC in connection with the tender offer) will be available at no charge on the SEC’s web site at www.sec.gov or by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation Slides relating to a presentation by Ameritrade Holding Corp. on December 7, 2005